Filed pursuant to Rule 433
Registration No. 333-279418
September 22, 2025
PRICING TERM SHEET

Issuer:	AEP Texas Inc.
Expected Ratings*:	Baa3 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by S&P Global Ratings, a division of S&P Global Inc. BBB+ (stable) by Fitch Ratings, Inc.
Transaction Date:	September 22, 2025
Settlement Date:	September 24, 2025 (T+2)
Designation:	Senior Notes, Series O, due 2034	Senior Notes, Series P, due 2055
Principal Amount:	$150,000,000	$750,000,000
Maturity:	May 15, 2034	October 15, 2055
Coupon:	5.70%	5.85%
Interest Payment Dates:	May 15 and November 15	April 15 and October 15
First Interest Payment Date:	November 15, 2025	April 15, 2026
Treasury Benchmark:	4.250% due August 15, 2035	4.750% due May 15, 2055
Treasury Yield:	4.149%	4.765%
Reoffer Spread:	T+97 basis points	T+112 basis points
Reoffer Yield:	5.119%	5.885%
Price to Public:	103.922% of the principal amount thereof, plus accrued interest from May 15, 2025 (totaling $3,063,750)	99.504% of the principal amount thereof
Redemption Terms:
Make-whole call:	Prior to February 15, 2034 at a discount rate of the Treasury Rate plus 20 basis points	Prior to April 15, 2055 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after February 15, 2034 at par	On or after April 15, 2055 at par
CUSIP/ISIN:	00108W AT7 / US00108WAT71	00108W AU4 / US00108WAU45
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Huntington Securities, Inc. PNC Capital Markets LLC WauBank Securities LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp. toll-free at (888) 200-0266, BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864, RBC Capital Markets, LLC toll free at (866) 375-6829, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.